FILER:

     COMPANY DATA: COMPANY CONFORMED NAME: ALLIANT ENERGY CORPORATION CENTRAL INDEX KEY: STANDARD INDUSTRIAL CLASSIFICATION: ELECTRIC AND OTHER SERVICES COMB. [4931] IRS NUMBER: 391380265 STATE OF INCORPORATION: WI FISCAL YEAR END: 12/31

   FILING VALUES:
      FORM TYPE:                          35-CERT
      SEC ACT:
      SEC FILE NUMBER:                    070-9317
      FILM NUMBER:

   BUSINESS ADDRESS:
      STREET 1:                           222 WEST WASHINGTON AVENUE
      CITY:                               MADISON
      STATE:                              WI
      ZIP:                                53703
      BUSINESS PHONE:                     608-252-3311

   MAILING ADDRESS
      STREET 1:                           P. O. BOX 192
      CITY:                               MADISON
      STATE:                              WI
      ZIP:                                53701-0192



                                       UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington D. C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9317

REPORT PERIOD
July 1, 2000 through September 30, 2000

In the Matter of

ALLIANT ENERGY CORPORATION, ET AL

     ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself and IES Utilities Inc.("IESU"), Interstate Power Company ("IPC"), and Alliant
Energy Corporate Services, Inc.("Services") that during the period from July 1, 2000 through September 30, 2000 (the "Reporting Period"):

     1. For each of the companies participating in the Utility Money Pool during the Reporting Period, the maximum principal amount of short-term borrowings outstanding from the Utility Money Pool, sources other than the Utility Money Pool, and the maximum total short-term borrowings outstanding during the Reporting Period, and the Securities and Exchange Commission ("SEC") borrowing limit for each participant as of the end of the Reporting Period were as follows:

                               Maximum
                Maximum         Other         Maximum
                Money Pool     Short-Term      Total              SEC
Company         Borrowings     Borrowings     Borrowings         Limit

IESU             91,155,594        0.00       91,155,594        150,000,000
IPC              55,249,742        0.00       55,249,742         72,000,000
WP&L   (*)       28,790,799        0.00       28,790,799             NA
SERVICES         29,814,825        0.00       29,814,825        100,000,000

     (*) All borrowings by WP&L from the Money Pool are exempt under Rule 52(a) and are shown here for information purposes only.

     2. During the Reporting Period, the weighted average interest rate for borrowings through the Money Pool was 6.57 %.


     3. The maximum amount of AEC's short-term borrowings on behalf of itself and the above named participants in the Utility Money Pool during the Reporting Period, and its SEC limit as of the end of the Reporting Period, were as follows:

            Maximum          Maximum         Maximum
            Loans to         Corporate       Short-Term        SEC
            Money Pool       Borrowings      Borrowings        Limit
AEC         187,619,794      106,026,967     268,000,000     450,000,000
________________

     Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1
Application-Declaration, as amended, of AEC, et al, in File 70-9317, and in accordance with the terms and conditions of the SEC's order dated December 18, 1998, permitting said Application-Declaration to become effective.


      DATED:      November 6, 2000

                                 ALLIANT ENERGY CORPORATION
                                 IES UTILITIES INC.
                                 INTERSTATE POWER COMPANY
                                 WISCONSIN POWER AND LIGHT COMPANY
                                 ALLIANT ENERGY CORPORATE SERVICES INC.

                                 BY:  ALLIANT ENERGY CORPORATION



                                 BY: _________________________________
                                    Edward M. Gleason
                                    Vice President, Treasurer
                                    and Corporate Secretary